Exhibit 99.2

CAESARSTONE LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 19, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. Yair Averbuch and Ms. Michal Baumwald Oron, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of August 21, 2017, at the Annual General Meeting of Shareholders (the "Meeting") to be held on September 19, 2017, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2017 Annual General Meeting of Shareholders (the "Notice") and the proxy statement (the "Proxy Statement"), dated August 22, 2017, relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder.

If no direction is made, the proxy will be voted "FOR" Proposal Nos. 1 and 7. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4, 5 (with respect to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund) and 6. PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed onthe reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE LTD.

September 19, 2017, 5 p.m. (Israel time)

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, 5, 6 AND 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:						FOR	AGAINST	ABSTAIN
		FOR	AGAINST	ABSTAIN	3.	To approve an amendment to the terms of office and engagement of Mr. Raanan Zilberman, the Company's Chief Executive Officer.	☐	☐	☐
	(a) Ariel Halperin	☐	☐	☐			YES	NO
	(b) Dori Brown	☐	☐	☐
Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
							☐	☐
	(c) Roger Abravanel	☐	☐	☐			FOR	AGAINST	ABSTAIN
	(d) Eric D. Herschmann	☐	☐	☐	4.	To approve the compensation terms of Dr. Ariel Halperin as the chairman of the board of directors, subject to his re-election as a director at the Meeting.	☐	☐	☐
	(e) Ronald Kaplan	☐	☐	☐			YES	NO
	(f) Ofer Tsimchi	☐	☐	☐	Do you have a personal interest in the approval of Proposal No. 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).		☐	☐
	(g) Amit Ben Zvi	☐	☐	☐			FOR	AGAINST	ABSTAIN

2.	To re-elect the following individuals to serve as external directors of the Company for an additional three year period commencing as of March 21, 2018:	FOR	AGAINST	ABSTAIN	5.	To approve the grant of options to purchase ordinary shares of the Company to each of the Company's directors, subject to his or her re-election as a director at the Meeting.	☐	☐	☐
	(a) Ofer Borovsky	☐	☐	☐			YES	NO
	(b) Irit Ben- Dov	☐	☐	☐
With respect to grants to directors affiliated with Kibbutz Sdot-Yam or Tene Investment Fund, do you have a personal interest in the approval of Proposal No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5).
							☐	☐

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 2, excluding a personal interest that does not result from the shareholder's relationship with the controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).
		YES	NO				FOR	AGAINST	ABSTAIN
		☐	☐		6.	To approve an amendment to the Registration Rights Agreement entered into by the Company as of July 21, 2011, as amended as of February 13, 2012.	☐	☐	☐
							YES	NO
					Do you have a personal interest in the approval of Proposal No. 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6).		☐	☐
							FOR	AGAINST	ABSTAIN
					7.	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018 and to authorize the Company's board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company's independent auditors' remuneration for the past year.	☐	☐	☐

       A "controlling shareholder" is any shareholder that has the ability to direct the company's activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the "means of control" of the company. "Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

     A "personal interest" of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder's relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder's spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder's relative (as detailed above) holds 5% or more of such company's issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐	In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.